AMENDMENT TO PARTICIPATION AGREEMENT

JANUS ASPEN SERIES

This Amendment to the Janus Aspen Series Fund Participation Agreement (“Agreement”) dated September 1, 1995, between JANUS ASPEN SERIES, an open-end management investment company organized as a Delaware business trust (the “Trust”) and ANNUITY INVESTORS LIFE INSURANCE COMPANY, an Ohio life insurance company (the “Company”) is effective as of January 2, 2004.

AMENDMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1.	Article I of the Agreement is hereby amended by adding the following:

1.10

In the event adjustments are required to correct any material error in the computation of the net asset value of the Trust’s shares, the Trust shall notify the Company as soon as practicable after discovering the need for those adjustments which result in a reimbursement to a Portfolio in accordance with the Trust’s then current policies on reimbursement, which the Trust represents are consistent with applicable SEC standards. If an adjustment is to be made in accordance with such policies to correct an error which has caused a Portfolio to receive an amount different than that to which it is entitled, the Trust shall make all necessary adjustments to the number of shares owned in the Portfolio and distribute to the Portfolio the amount of such underpayment for credit to the Contract owners.

2.	All other terms of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date and year first written.

ANNUITY INVESTORS LIFE INSURANCE COMPANY	JANUS ASPEN SERIES

By: /s/ John P. Gruber	By: /s/ Bonnie M. Howe
Name: John P. Gruber	Name: Bonnie M. Howe
Title: Vice President	Title: Vice President